Mail Stop 0308
							March 29, 2005



Bruce Besanko
Vice President - Finance
Best Buy Co., Inc.
7601 Penn Avenue South
Richfield, MN  55423



RE:	Best Buy Co., Inc.
	Item 4.01 Form 8-K filed December 30, 2004 as amended
February
25, 2005
            File No. 1-9595


Dear Mr. Besanko:

	     We have reviewed the above referenced filings and have the following comments. We welcome any questions you may have about our comments. Feel free to contact us at the telephone numbers listed at the end of this letter.
1. Please revise to state the date you finally dismissed Ernst & Young. We believe this should be the date they last performed any work or acted as your principal accountant. Please revise to disclose that there were still no disagreements through the last day
Ernst & Young acted as your principal accountant.
2. Please revise to state the nature of any audit report issued by Ernst & Young since the filing of the prior amendment. Refer to Item
304(a)(1)(ii) of regulation S-K. If no audit report has been issued since the prior amendment, please revise to disclose this fact.
3. Please revise the second paragraph of the Form 8-K/A to clarify that there were no consultations with Deloitte & Touche prior to their engagement.
4. On January 10, 2005 you sent us a fax acknowledging receipt of our
January 6, 2005 comment letter and containing certain representations we requested. Please file that fax as an EDGAR correspondence file.



Bruce Besanko
Best Buy Co., Inc.
March 29, 2005
Page 2


	The amendment requested above should be filed within five business days from the date of this letter, or we should be advised by that date when it will be filed. The amendment should include an updated letter from your former accountants indicating that they have read the Form 8-K/A. Please file your response to these comments as an EDGAR correspondence file at the same time as you file the Form 8-
K/A. Any questions regarding the above should be directed to me at
(202) 942-1809, or in my absence, to Robert Benton at (202) 942-
1811.



							Sincerely,



							Robert Burnett
						            Staff Accountant


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